Exhibit 99.1

AFFIMED N.V.

Index to Condensed Consolidated Financial Statements

Unaudited condensed consolidated statements of comprehensive loss	2

Condensed consolidated statements of financial position	3

Unaudited condensed consolidated statements of cash flows	4

Unaudited condensed consolidated statements of changes in equity	5

Notes to the consolidated financial statements	6

Affimed N.V.

Unaudited condensed consolidated statements of comprehensive loss

(in € thousand)

		For the three-months ended September 30		For the nine-months ended September 30
	Note	2016	2017	2016	2017

Revenue	3	938	467	4,943	1,374

Other income – net		19	117	143	201
Research and development expenses	8	(8,760)	(6,008)	(24,456)	(16,881)
General and administrative expenses	8	(2,181)	(1,876)	(6,239)	(6,091)

Operating loss		(9,984)	(7,300)	(25,609)	(21,397)

Finance income / (costs) – net	4	(311)	(800)	(1,183)	(2,425)

Loss before tax		(10,295)	(8,100)	(26,792)	(23,822)

Income taxes		0	0	(2)	20

Loss for the period		(10,295)	(8,100)	(26,794)	(23,802)

Total comprehensive loss		(10,295)	(8,100)	(26,794)	(23,802)

Loss per share in € per share (undiluted = diluted)		(0.31)	(0.18)	(0.81)	(0.55)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Condensed consolidated statements of financial position

(in € thousand)

	Note	December 31, 2016	September 30, 2017
			(unaudited)
ASSETS
Non-current assets

Intangible assets		55	56
Leasehold improvements and equipment		822	1,120
		877	1,176

Current assets

Inventories		197	282
Trade and other receivables		2,255	1,583
Other assets		516	502
Financial assets	5	9,487	8,470
Cash and cash equivalents		35,407	33,343
		47,862	44,180

TOTAL ASSETS		48,739	45,356

EQUITY AND LIABILITIES
Equity

Issued capital		333	447
Capital reserves		190,862	209,606
Accumulated deficit		(152,444)	(176,246)
Total equity	6	38,751	33,807

Non current liabilities

Borrowings	7	3,617	4,682
Total non-current liabilities		3,617	4,682

Current liabilities

Trade and other payables		5,323	4,334
Borrowings	7	973	2,500
Deferred revenue		75	33
Total current liabilities		6,371	6,867

TOTAL EQUITY AND LIABILITIES		48,739	45,356

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statements of cash flows

(in € thousand)		For the nine-months ended September 30
	Note	2016	2017
Cash flow from operating activities

Loss for the period		(26,794)	(23,802)
Adjustments for the period:
- Income taxes		2	(20)
- Depreciation and amortisation		293	257
- Gain from disposal of leasehold improvements and equipment		0	(20)
- Share based payments	8	2,719	1,494
- Finance income / costs – net	4	1,183	2,425
		(22,597)	(19,666)
Change in trade and other receivables		(1,398)	690
Change in inventories		(25)	(85)
Change in other assets		(151)	(393)
Change in trade, other payables and deferred revenue		(1,080)	(1,044)
Cash used in operating activities		(25,251)	(20,498)
Interest received		60	48
Paid interest		(355)	(229)
Net cash used in operating activities		(25,546)	(20,679)

Cash flow from investing activities
Purchase of intangible assets		(21)	(26)
Purchase of leasehold improvements and equipment		(194)	(545)
Cash received from the sale of leasehold improvements and equipment		0	35
Cash paid for investments in financial assets	5	(27,088)	(13,114)
Cash received from maturity of financial assets	5	13,536	13,425
Net cash used for investing activities		(13,767)	(225)

Cash flow from financing activities
Proceeds from issue of common shares	6	0	19,241
Transaction costs related to issue of common shares	6	0	(1,524)
Proceeds from borrowings	7	0	2,500
Transaction costs related to borrowings	7	0	(11)
Repayment of borrowings		(1,079)	0
Cash flow from financing activities		(1,079)	20,206

Net changes to cash and cash equivalents		(40,392)	(698)
Cash and cash equivalents at the beginning of the period		76,740	35,407
Exchange-rate related changes of cash and cash equivalents		(655)	(1,366)
Cash and cash equivalents at the end of the period		35,693	33,343

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited condensed consolidated statements of changes in equity

(in € thousand)

	Note	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2016		333	187,169	(120,228)	67,274
Equity-settled share based payment awards	8		2,719		2,719
Loss for the period				(26,794)	(26,794)

Balance as of September 30, 2016		333	189,888	(147,022)	43,199

The Notes are an integral part of these consolidated financial statements.

Balance as of January 1, 2017		333	190,862	(152,444)	38,751
Issue of common shares	6	114	17,199		17,313
Equity-settled share based payment awards	8		1,494		1,494
Issue of warrant note (loan Silicon Valley Bank)			51		51
Loss for the period				(23,802)	(23,802)

Balance as of September 30, 2017		447	209,606	(176,246)	33,807

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the condensed consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. (in the following Affimed or Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The Company was founded as Affimed Therapeutics B.V. on May 14, 2014 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) for purposes of a corporate reorganization of Affimed Therapeutics AG and converted its legal form under Dutch law to a public company with limited liability for an initial public offering of its common shares.

The condensed consolidated financial statements of Affimed comprise the Company and its wholly owned and controlled subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has its own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three and nine months ended September 30, 2017 and 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as at December 31, 2016.

The interim financial statements were authorized for issuance by management on November 6, 2017.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Functional and presentation currency

These interim financial statements are presented in euro, which is the Company’s functional currency. All financial information presented in euro are reported in thousand (abbreviated €) or million (abbreviated €

million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2016.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2017, and will be applied in preparing the annual financial statements for the year 2017:

Standard/interpretation	Effective Date [1]

Amendments to IAS 7 Disclosure Initiative	January 1, 2017

1 Shall apply for periods beginning on or after the date shown in the effective date column.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2017, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]

IFRS 9 Financial Instruments (2014)	January 1, 2018
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share-
based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014-2016 Cycle	January 1, 2018

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The Group is assessing the potential impact that IFRS 9, 15 or 16 could have on its consolidated financial statements. The other new or amended standards and interpretations are not expected to have a significant effect on the consolidated financial statements of the Group.

IFRS 9 - Classification contains a new classification and measurement approach for financial instruments that reflects the business model in which assets are managed and their cash flow characteristics. The group has initiated but not finalized its assessment of the impact which the new classification requirements would have on its accounting for trade receivables, financial assets and borrowings.

IFRS 9 - Hedge Accounting will not have an impact on the consolidated financial statements as the Group does not have contracts or transactions which qualify for hedge accounting.

IFRS 9 - Impairment replaces the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (“ECL”) model. This will require considerable judgement as to how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. Under IFRS 9, loss allowances will be measured on either of the following bases:

-	12-month ECLs. These are ECLs that result from possible default events within the 12 months after the reporting date; and

-	lifetime ECLs. These are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group has not yet finalized the impairment methodologies that it will apply under IFRS 9.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. The group has initiated but not finalized its assessment of the impact which IFRS 15 would have on all contracts with customers.

IFRS 16 – Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Affimed will be required to recognize “right-of-use” assets related to its premises rented and certain equipment leased. During the next year, the Group will gather and update information related to leases, assess extension and termination options as well as possible exemptions, and identify the appropriate discount rate.

3.	Revenue

Collaboration agreement Amphivena

Until July 2016, Affimed was party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena). The purpose of the collaboration was the development of a product candidate for hematological malignancies. The collaboration included a License and Development Agreement between Amphivena and Affimed, which expired when Amphivena obtained the approval of an investigational new drug application (IND) from the FDA in July 2016.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed granted a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work that was performed, Amphivena was required to pay to Affimed service fees totaling approximately €16 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Since the expiration of the agreement, the parties have been closing out the collaboration by exchanging documentation and transferring materials and third party contracts.

During the three and nine months ended September 30, 2017, the Company’s revenue for the performance of research and development services amounted to €0.0 and €0.2 million (for the three and nine months ended September 30, 2016: €0.6 and €3.4 million), net of Affimed’s share in funding

Amphivena of €0.6 million in March 2017.

Amphivena has obtained funding by issuing preferred stock to investors. Investors provide financing in exchange for preferred stock issued by Amphivena under the terms of certain stock purchase agreements. In previous periods and in 2017 through September 30, 2017, Affimed participated in the financing of Amphivena with cash investments of €2.3 million.

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific TandAb. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

The Company recognized revenue for related payments of €0.0 and €0.2 million for the three and nine months ended September 30, 2017 (for the three and nine months ended September 30, 2016: €0.0 and €0.4 million) for research and development services.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable, upfront technology access or research funding fees or capacity reservation fees and milestone payments. The Group recognized €0.5 and €1.0 million as revenue in the three and nine months ended September 30, 2017 (for the three and nine months ended September 30, 2016: €0.3 and €1.1million).

4.	Finance income and finance costs

	Three months ended September 30, 2016	Three months ended September 30, 2017	Nine months ended September 30, 2016	Nine months ended September 30, 2017

Interest expense	-214	-246	-615	-414
Foreign exchange differences	-129	-573	-647	-2,072
Other finance income/finance costs	32	19	79	61
Finance income/costs - net	-311	-800	-1,183	-2,425

5.	Financial assets

Financial assets include short-term deposits with banks of $10 million.

6.	Equity

At September 30, 2017 the share capital of €447 (December 31, 2016: €333) is divided into 44,671,364 (December 31, 2016: 33,262,745) common shares with a par value of €0.01 per share.

In the first quarter of 2017, the Company issued 10,646,762 common shares in a public offering at a price of $1.80 per common share for net proceeds of €16.4 million. In connection with its at-the-market sales agreement, the Company issued 28,870 common shares for net proceeds of €58 in the first quarter of 2017 and 732,987 common shares for net proceeds of €1.3 million in the third quarter of 2017.

At June 20, 2017 the authorized share capital was increased from €1,100 to €2,196, divided into 109,800,000 common shares and 109,800,000 cumulative preference shares, each with a par value of €0.01 per share.

7.	Borrowings

On May 31, 2017, the second tranche of €2.5 million was drawn under the terms of the existing credit facility agreement with Silicon Valley Bank (“SVB”) and the agreement was amended to allow the remaining amount of €2.5 million to be drawn until September 30, 2017, contingent on the satisfaction of certain conditions and the issuance of additional warrants exercisable for the Company’s shares. As these conditions were not met, the availability of the remaining amount expired.

Pursuant to the loan agreement, the Group granted another 53,395 warrants to SVB to purchase Affimed’s common shares with a per-share exercise price of $2.30 for this second tranche. The Group recognized the fair value of the warrants in equity, net of transaction costs of €8. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 75% and an expected time of six years to exercise of the warrants. The contractual maturity of the warrants is ten years.

As of June 30, 2017, the Company adjusted the carrying amount of its financial liability and recorded a gain of €0.2 million upon the drawing of the second tranche due to a change in timing of the cash flows under the original terms of the existing credit facility.

8.	Share-based payments

In the corporate reorganization on September 17, 2014, an equity-settled share based payment program was established by Affimed N.V. (ESOP 2014). Based on this program, the Company granted 303,750 and 1,422,325 options in the three and nine months ended September 30, 2017 to members of the Management Board, the Supervisory Board and to employees. The awards vest in installments over three years, and the final exercise date of the options is 10 years after the grant date of the instruments.

As of September 30, 2017, 4,142,077 ESOP 2014 awards were outstanding (December 31, 2016: 3,044,345), 1,849,736 awards (December 31, 2016: 952,458) were vested. In the three and nine months ended September 30, 2017, 8,177 and 324,593 ESOP 2014 awards were forfeited due to termination of employment, and no options were exercised. The options outstanding at September 30, 2017 had exercise prices ranging from $1.80 to $13.47 (December 31, 2016: $2.51 to $13.47).

In the three and nine months ended September 30, 2017, compensation expense of €476 and €1,494 was recognized affecting research and development expenses (€132 and €346) and general and administrative expenses (€344 and €1,148). In the three and nine months ended September 30, 2016, compensation expense of €934 and €2,719 was recognized affecting research and development expenses (€214 and €909) and general and administrative expenses (€720 and €1,810).

As of September 30, 2017, 534,142 (December 31, 2016: 534,142) ESOP 2007 options were outstanding.

9.	Related parties

The supervisory directors of Affimed received compensation for their services on the supervisory board of €81 and €287 (€90 and €249) in the three and nine months ended September 30, 2017 (2016). Remuneration of managing directors amounted to €355 and €1,238 (€479 and €1,566) in the three and nine months ended September 30, 2017 (2016). The Group recognized share-based payment expenses of €42 and €122 (€138 and €279) for supervisory directors and €318 and €995 (€644 and €1,777) for managing directors in the three and nine months ended September 30, 2017 (2016).

The following table provides the transaction amounts and outstanding balances for consulting fees and supervisory board remuneration.

		Transaction volume			Outstanding balances
	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended	December	September
	September 30,	September 30,	September 30,	September 30,	31, 2016	30, 2017
	2016	2016	2017	2017
Dr. Ulrich Grau	12	34	11	43	17	13
Dr. Ulrich Grau (i-novion)	20	43	0	0	0	0
Dr. Thomas Hecht	30	87	25	88	23	25
Dr. Richard Stead	10	28	10	34	14	17
Berndt Modig	13	37	12	41	8	12
Ferdinand Verdonck	15	43	14	47	10	14
Dr. Bernhard Ehmer	10	20	10	34	11	10
Jens-Peter Marschner (until 2016)	0	0	0	0	2	0